Schedule A
Quest Capital Corp.
Example of Number Table of the differences between cash flows prepared under Canadian GAAP and cash flows under US GAAP

	2004	2003	2002

Cash flows from operating activities
Under Canadian GAAP	12,074	(1,406)	8,836
Adjusted for exploration expenditures capitalized	-	-	(1,914)

Under US GAAP	12,074	(1,406)	6,922

Cash flows from financing activities
Under Canadian GAAP and US GAAP	2,329	18,181	2,526

Cash flows from investing activities
Under Canadian GAAP	(39,266)	534	(1,441)
Adjusted for exploration expenditures capitalized	-	-	1,914

Under US GAAP	(39,266)	534	473

Schedule B
Quest Capital Corp.
Reconciliation of Development Properties CDN GAAP To US GAAP

	CDN GAAP	US GAAP
Ending Balance as of December 31, 2001	20,129	-
Development expenditures during 2004	1,914	-
Development properties - written down during the year	(16,788)	-
Ending Balance as of December 31, 2002	5,255	-
Assets disposed on the deconsolidation of subsidiary	(5,255)	-
Ending Balance as of December 31, 2003	-	-
Changes during 2004	-
Ending Balance as of December 31, 2004	-	-